UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

SUPERIOR DRILLING PRODUCTS, INC.

(Name of the Issuer)

Superior Drilling Products, Inc.

Drilling Tools International Corporation

DTI Merger Sub I, Inc.

DTI Merger Sub II, LLC

G. Troy Meier

Annette Meier

Meier Family Holding Company, LLC

Meier Management Company, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number of Class of Security)

R. Wayne Prejean President and Chief Executive Officer Drilling Tools International Corporation 3701 Briarpark Drive, Suite 150 Houston, Texas 77042 (832) 742-8500	Troy Meier Chief Executive Officer Superior Drilling Products, Inc. 1583 South 1700 East Vernal, Utah 84078 (435) 789-0594

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael J. Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002 (713) 651-2678	Kevin Poli Porter Hedges LLP 100 Main Street, 36th Floor Houston, TX 77002 (713) 226-6682	Randolph Ewing Ewing & Jones, PLLC 6363 Woodway, Suite 100 Houston, Texas 77057 (713) 590-9610

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This amendment No. 2 to Rule 13e-3 Transaction Statement (the “Transaction Statement”) on Schedule 13E-3 (this “Final Amendment”), together with the exhibits hereto, is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Drilling Tools International Corporation, a Delaware corporation (“DTI”), (ii) DTI Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), (iii) DTI Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), (iv) G. Troy Meier, (v) Annette Meier, (vi) Meier Family Holding Company, LLC and (vii) Meier Management Company, LLC (collectively, together with Superior Drilling Products, Inc. (“SDPI”), the “Filing Persons”).

This Final Amendment relates to the Agreement and Plan of Merger, dated March 6, 2024 (as it may have been amended from time to time, the “Merger Agreement”), by and among SDPI, DTI, Merger Sub I, and Merger Sub II, pursuant to which (i) Merger Sub I, a direct and wholly owned subsidiary of DTI, merged with and into SDPI with SDPI surviving as a wholly owned subsidiary of DTI (the “First Merger,” and such surviving corporation, the “Surviving Corporation”) and (ii) following the effective time of the First Merger (the “First Effective Time”), the Surviving Corporation merged with and into DTI Merger Sub II, a direct and wholly owned subsidiary of DTI, with Merger Sub II surviving as a wholly owned subsidiary of DTI (the “Second Merger,” and together with the First Merger, the “Merger”).

This Final Amendment amends the Transaction Statement filed with the SEC on May 10, 2024, as amended on June 25, 2024.

At 5:00 p.m. Eastern time on July 29, 2024 (the “Election Deadline”), no further elections by SDPI shareholders were accepted. The Merger Consideration election results were as follows:

•	Holders of approximately 80.5% of the outstanding shares of SDPI Common stock, or 24,464,146 shares, elected to receive the Stock Election Consideration;

•	Holders of approximately 5.3% of the outstanding shares of SDPI Common Stock, or 1,605,736 shares, elected to receive the Cash Election Consideration; and

•	Holders of approximately 14.2% of the outstanding shares of SDPI Common Stock, or 4,321,362 shares, made no election, and, as a result, received the Cash Election Consideration.

Because the Maximum Share Amount was exceeded, holders of SDPI Common Stock who elected to receive all Stock Election Consideration received a portion of their Merger Consideration in Cash Election Consideration.

The Merger became effective, with respect to the First Merger, upon the filing and acceptance of articles of merger (the “First Certificate of Merger”) with the Utah Department of Commerce, Division of Corporations and Commercial Code (the “Utah Division of Corporations”) on August 1, 2024 and immediately thereafter, with respect to the Second Merger, a certificate of merger or articles of merger, as applicable, was filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”).

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

The information in Item 16 of the Transaction Statement is supplemented with the following additions:

Exhibit No.	Description

(a)(9)	Definitive Additional Materials filed by SDPI with the SEC on July 22, 2024 (incorporated by reference to SDPI’s DEFA14A filed with the SEC on July 22, 2024).

(a)(10)	Press Release of SDPI, dated July 30, 2024 (incorporated by reference to Exhibit 99.1 to SDPI’s Current Report on Form 8-K filed with the SEC on July 30, 2024)

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2024

DRILLING TOOLS INTERNATIONAL CORPORATION

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Chief Executive Officer

DTI MERGER SUB I, INC.

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Secretary

DTI MERGER SUB II, LLC

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Secretary

MEIER FAMILY HOLDING COMPANY, LLC

By:	/s/ G. Troy Meier
Name:	G. Troy Meier
Title:	Manager

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	Manager

MEIER MANAGEMENT COMPANY, LLC

By:	/s/ G. Troy Meier
Name:	G. Troy Meier
Title:	Manager

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	Manager

By:	/s/ G. Troy Meier
Name:	G. TROY MEIER, individually

By:	/s/ Annette Meier
Name:	ANNETTE MEIER, individually

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